UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 9, 2017

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated November 9, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: November 9, 2017	By:	/s/ Vincent Lok
Vincent Lok Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
THIRD QUARTER 2017 RESULTS

Highlights

•	Reported GAAP net loss of $22.4 million, or $0.12 per share, and adjusted net loss(1) of $14.0 million, or $0.08 per share, in the third quarter of 2017.

•	Cash flow from vessel operations (1) of $20.6 million in the third quarter of 2017.

•	Declared cash dividend of $0.03 per share for the third quarter of 2017, representing the minimum quarterly dividend.

•
Teekay Tankers' two largest shareholders will vote their shares in favor of the Company's proposed charter amendment to permit the merger with Tanker Investments Ltd (TIL); and two independent proxy advisory firms, Glass Lewis & Co. LLC (Glass Lewis) and Institutional Shareholder Services Inc. (ISS), have recommended that shareholders vote "FOR" the proposed charter amendment to permit the merger with TIL.

•	Completed the sale of an older Aframax tanker and agreed to sell an additional older Aframax tanker for aggregate proceeds of $12.7 million.

•	Announced new share repurchase program of up to $45 million of Teekay Tankers Class A common shares.

Hamilton, Bermuda, November 9, 2017 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter ended September 30, 2017:

	Three Months Ended
(in thousands of U.S. dollars, except per share data)	September 30, 2017	June 30, 2017	September 30, 2016
GAAP FINANCIAL COMPARISON
Total revenues	91,238	108,789	109,554
(Loss) income from vessel operations	(13,734)	1,587	(3,207)
Net loss	(22,380)	(37,477)	(5,240)
Loss per share	(0.12)	(0.21)	(0.03)
Weighted average number of common shares - basic	179,224,094	179,197,658	170,059,360
NON-GAAP FINANCIAL COMPARISON
Adjusted net loss (1)	(13,966)	(7,068)	(1,475)
Adjusted loss per share (1)	(0.08)	(0.04)	(0.01)
Total cash flow from vessel operations (1)	20,551	27,981	32,847
Free cash flow (1)	11,947	18,711	26,640
(1) These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
GAAP net loss and adjusted net loss for the third quarter of 2017 compared to the third quarter of 2016 were primarily affected by lower average spot tanker rates and a decrease in the Company's fleet size.
GAAP net loss and adjusted net loss for the third quarter of 2017 compared to the second quarter of 2017 were primarily affected by lower average spot tanker rates, partially offset by lower vessel operating expenses and the redeliveries of three time chartered-in vessels during the second quarter of 2017. GAAP net loss was also impacted by higher losses on vessel sales, partially offset by a non-cash write-down of the Company's investment in TIL in the second quarter of 2017.

Teekay Tankers Ltd. Investor Relations Tel: +1 604 844-6654 www.teekaytankers.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary
“I’m pleased to report that we have secured support from our two largest shareholders, Teekay Corporation and Huber Capital, for the proposed charter amendment to permit the merger with TIL, and two independent proxy advisory firms, Glass Lewis and ISS, have recommended that shareholders vote 'FOR' the proposed charter amendment to permit the merger with TIL, which we view as strategically important for Teekay Tankers,” commented Kevin Mackay, Teekay Tankers’ President and Chief Executive Officer. “Including our existing vessels, the combined company will own and operate 59 conventional tankers, solidifying our market-leading presence in key markets, while also modernizing our fleet at the right point in the tanker market cycle. We believe this merger is in the best interests of Teekay Tankers’ shareholders as it is expected to be immediately accretive to earnings, reduces our average fleet age, reduces our cash break-even rate, and strengthens our balance sheet. The date of the special meeting of shareholders has now been set for November 17, 2017 and we urge all shareholders to vote in favor of increasing the authorized share count which will allow us to move ahead with the proposed merger.”
Mr. Mackay continued, “The proposed merger was priced using a fixed share-for-share exchange ratio based on the underlying fair market value of each fleet as determined earlier this year and, since that time, the fair market values of each respective fleet have remained relatively constant. As a result, the fundamental merger economics continue to remain intact for both Teekay Tankers and TIL shareholders.”
Mr. Mackay added, "Seasonal weakness combined with global inventory drawdowns as crude oil pricing moved into backwardation contributed to weak spot tanker rates in the third quarter of 2017. Our fixed charter coverage and our growing lightering business helped to mitigate some of this tanker market weakness during the quarter. Since that time, we have seen a significant uptick in crude tanker rates into the fourth quarter, supported by refineries returning from seasonal maintenance and an increase in long-haul movements from the Atlantic to the Pacific, which is increasing tanker ton-mile demand. Looking ahead to 2018, we expect that a significant slowdown in tanker fleet growth coupled with better oil market fundamentals will lead to a recovery in tanker rates.”
Summary of Recent Developments
Voting and Support Agreement
Teekay Tankers has entered into a voting and support agreement with the Company's second largest shareholder, Huber Capital Management LLC (Huber Capital), whereby Huber Capital will vote its shares in favor of increasing the authorized number of Teekay Tankers’ Class A common shares at the November 17, 2017 special meeting of shareholders to permit the issuance of Class A common shares as consideration to complete the Company’s proposed merger with TIL.
Sale of Two Older Aframax Tankers
Since August 2017, Teekay Tankers has entered into agreements to sell two 1999-built Aframax tankers for aggregate proceeds of approximately $12.7 million. One Aframax tanker delivered in September 2017 and the other is scheduled to be delivered in the second half of November 2017.
Share Repurchase Program
In September 2017, Teekay Tankers announced that its Board of Directors had authorized a share repurchase program for the repurchase of up to $45 million of the Company’s Class A common shares.  Shares may be repurchased in the open market at times and prices considered appropriate by the Company.
Secured a New Time-Charter Out Contract
Teekay Tankers secured a time charter-out contract on an Aframax tanker for a firm period of 12 months at a daily rate of $15,000, plus a 12-month extension option at a higher rate, which commenced in October 2017.

Tanker Market
Crude tanker spot rates declined in line with seasonal norms during the third quarter of 2017, as refiners reduced crude oil purchases ahead of autumn maintenance programs. This decline in spot tanker rates was exacerbated by a drawdown in global oil inventories during the third quarter, as crude oil prices moved into a backwardated pricing structure. According to the International Energy Agency (IEA), global oil inventories fell by a net 53 million barrels (mb) during the third quarter, including a 44 mb decline in floating storage. This had a negative impact on spot tanker rates as the vessels used for floating storage returned to the active trading fleet, which increased vessel supply, although some of the older vessels were sold for scrap.
Crude tanker spot rates received some renewed support towards the end of the third quarter due to hurricane activity in the U.S. Gulf and Caribbean region, which disrupted vessel operations and tightened vessel supply. Crude tanker rates have strengthened further into the fourth quarter of 2017 due to an increase in tanker demand as refineries complete seasonal maintenance. In addition, an increase in long-haul exports from the Atlantic to the Pacific has led to an increase in tanker ton-mile demand in recent weeks. This has been led by U.S. crude exports, which at the end of September 2017 hit a record high of almost 2 million barrels per day (mb/d). Higher U.S. crude exports have also added to U.S. Gulf lightering demand in the form of increased reverse lightering operations.
The global tanker fleet grew by 24.5 million deadweight tons (mdwt), or 4.4 percent, in the first nine months of 2017. This influx of new vessels has put downward pressure on tanker fleet utilization during the year; however, tanker fleet growth is expected to moderate in the coming months, as the peak of newbuilding deliveries has passed and as the pace of scrapping is expected to pick up. A total of 7.1 mdwt of tankers was scrapped in the first nine months of 2017, a significant increase from 2.5 mdwt of scrapping for the entire year of 2016. In addition, there have been a number of newbuilding contract cancellations so far in 2017, as some shipyards have been unable to acquire refund guarantees from financial institutions. For 2017 as a whole, the Company forecasts tanker fleet growth of just over 5 percent, down from approximately 6 percent in 2016. Lower fleet growth is expected in 2018 and 2019 as the orderbook continues to roll-off and as tanker scrapping increases, with additional upside from potential further cancellations of newbuilding contracts due to the lack of available refund guarantees.
Global oil demand continues to grow at a robust rate, with the IEA now forecasting demand growth of 1.6 mb/d in 2017 versus a forecast of 1.3 mb/d growth at the start of 2017. The IEA forecasts a further 1.4 mb/d of demand growth in 2018, with most of the growth coming from the Asia-Pacific region. High oil demand growth in Asia is drawing more barrels from the Atlantic region into the Pacific, particularly as the Middle East OPEC nations maintain supply cuts, which is positive for overall ton-mile demand.
Overall, the Company expects tanker rates to recover during the fourth quarter of 2017, in line with seasonal norms. Looking ahead to 2018, the Company expects that a period of lower tanker fleet growth coupled with stronger oil demand and a more balanced oil market should be positive for tanker fleet utilization and therefore crude spot tanker rates, particularly during the second half of the year.

Operating Results
The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in revenue sharing arrangements (RSAs), voyage charters and full service lightering, in each case measured in net revenues(1) per revenue day, or time-charter equivalent (TCE) rates, before related-party pool management fees, related-party commissions and off-hire bunker expenses:

	Three Months Ended
	September 30, 2017(i)	June 30, 2017(i)	September 30, 2016(i)
Time Charter-Out Fleet
Suezmax revenue days	390	540	268
Suezmax TCE per revenue day	$23,098	$25,694	$26,675
Aframax revenue days	550	544	568
Aframax TCE per revenue day	$21,937	$22,621	$23,282
LR2 revenue days	184	200	97
LR2 TCE per revenue day	$17,134	$17,371	$25,228

Spot Fleet
Suezmax revenue days	1,415	1,222	1,742
Suezmax spot TCE per revenue day (ii)	$13,426	$16,567	$17,603
Aframax revenue days	869	1,058	1,111
Aframax spot TCE per revenue day (iii)	$11,750	$14,523	$14,894
LR2 revenue days	433	451	705
LR2 spot TCE per revenue day	$10,627	$14,180	$15,384
MR revenue days	—	—	123
MR spot TCE per revenue day	—	—	$12,224

Total Fleet
Suezmax revenue days	1,805	1,762	2,010
Suezmax TCE per revenue day	$15,516	$19,363	$18,811
Aframax revenue days	1,419	1,602	1,679
Aframax TCE per revenue day	$15,566	$17,275	$17,732
LR2 revenue days	617	651	802
LR2 TCE per revenue day	$12,568	$15,158	$16,575
MR revenue days	—	—	123
MR TCE per revenue day	—	—	$12,224

(i)
Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs, dry dockings or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days which are days when the vessel is available for the vessel to earn revenue yet is not employed, are included in revenue days.

(ii)	Includes vessels trading in the Teekay Suezmax RSA and non-pool voyage charters.

(iii)	Includes vessels trading in the Teekay Aframax RSA, Teekay Aframax Classic RSA, non-pool voyage charters and full service lightering voyages.

(1) Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.

Teekay Tankers’ Fleet
The following table summarizes the Company’s fleet as of November 1, 2017:

	Owned and Capital Lease Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	4	—	4
Aframax Tankers	7	—	7
LR2 Product Tankers	2	—	2
VLCC Tanker(i)	1	—	1
Total Fixed-Rate Fleet	14	—	14
Spot-rate:
Suezmax Tankers	16	—	16
Aframax Tankers(ii)	5	1	6
LR2 Product Tankers	5	—	5
Total Spot Fleet	26	1	27
STS Support Vessels	3	2	5
Total Teekay Tankers Fleet	43	3	46

(i)	The Company’s ownership interest in this vessel is 50 percent.

(ii)	Includes one Aframax tanker with a charter-in contract that is scheduled to expire in March 2021.

Liquidity Update
As at September 30, 2017, the Company had total liquidity of $104.8 million (comprised of $60.6 million in cash and cash equivalents and $44.2 million in undrawn revolving credit facilities), compared to total liquidity of $113.2 million as at June 30, 2017.
Conference Call
The Company plans to host a conference call on Thursday, November 9, 2017 at 1:00 p.m. (ET) to discuss its results for the third quarter of 2017. An accompanying investor presentation will be available on Teekay Tankers’ website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (888) 401-4671 or (416) 640-5942, if outside of North America, and quoting conference ID code 1579601.

•	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Third Quarter Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers currently owns a fleet of 35 double-hull tankers, including 16 Suezmax tankers, 12 Aframax tankers, and seven Long Range 2 (LR2) product tankers, and has four capital leased Suezmax tankers and one contracted time charter-in vessel. Teekay Tankers’ vessels are employed through a mix of short- or medium-term fixed rate time charter contracts and spot tanker market trading. The Company also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business and a minority interest of over 11 percent in Tanker Investments Ltd. (OSE: TIL), which currently owns a fleet of 18 modern tankers and which Teekay Tankers has agreed to acquire the remaining ownership interest. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.
Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Adjusted Net (Loss) Income, Free Cash Flow, Net Revenues and Cash Flow from Vessel Operations, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Consolidated Financial Measures
Adjusted net (loss) income excludes items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Free cash flow (FCF) represents net income, plus depreciation and amortization, unrealized losses from derivatives, certain non-cash items, FCF from equity accounted investments, loss on sale of vessel, and any write-offs or other non-recurring items, less unrealized gains from derivatives, equity income from the equity accounted investments, gain on sale of vessel and certain other non-cash items. The Company includes FCF from equity accounted investments as a component of its FCF. FCF from the equity accounted investments represents the Company’s proportionate share of FCF from its equity-accounted investments. The Company does not control its equity-accounted investments, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted investments is retained within the entity in which the Company holds the equity accounted investment or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using FCF as a liquidity measure as the amount contributed from FCF from the equity accounted investments may not be available to the Company in the periods such free cash flow is generated by the equity accounted investments. FCF is a non-GAAP financial measure used by certain investors and management to evaluate the Company’s financial and operating performance and to assess the Company’s ability to generate cash sufficient to repay debt, pay dividends and undertake capital and dry dock expenditures. Please refer to Appendix B to this release for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure reflected in the Company’s consolidated financial statements.
Net revenues represent revenues less voyage expenses. Because the amount of voyage expenses the Company incurs for a particular charter depends upon the type of the charter, the Company uses net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does revenues, the most directly comparable financial measure under GAAP.
Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, and gains or losses on the sale of vessels and equipment. CFVO - Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. CFVO - Equity Investments represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments. The Company does not control the equity-accounted vessels and investments, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity accounted vessels and other investments is retained within the entity in which the Company holds the equity accounted investment or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from CFVO - Equity Investments may not be available to the Company in the periods such CFVO is generated by its equity-accounted vessels and other investments. CFVO is a non-GAAP financial measure used by certain investors and management to measure the operational financial performance of companies. Please refer to Appendices C of this release for reconciliations of these non-GAAP financial measures to income from vessel operations and income from vessel operations of equity accounted investments, respectively, the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Entities under common control represent a transfer of a business between entities under common control. As a result, Teekay Tankers consolidated financial statements prior to the date the interests in these entities were actually acquired by the Company are retroactively adjusted to include the results of these entities during the periods they were under common control of Teekay and had begun operations.

Teekay Tankers Ltd.
Summary Consolidated Statements of (Loss) Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2017	2017	2016	2017	2016
	(unaudited)	(unaudited)(1)	(unaudited)(1)	(unaudited)(1)	(unaudited)(1)

Net pool revenues	28,246	33,100	51,217	108,535	258,356
Time-charter revenues	24,681	30,091	23,276	85,102	68,884
Voyage charter revenues (2)	25,397	30,140	23,176	94,881	59,750
Other revenues (3)	12,914	15,458	11,885	41,994	40,359
Total revenues	91,238	108,789	109,554	330,512	427,349

Voyage expenses (2)	(18,303)	(19,430)	(14,638)	(61,488)	(36,488)
Vessel operating expenses	(40,958)	(46,853)	(44,783)	(131,949)	(136,245)
Time-charter hire expense	(5,835)	(7,997)	(11,335)	(27,459)	(47,964)
Depreciation and amortization	(24,328)	(24,415)	(25,888)	(73,652)	(78,576)
General and administrative expenses	(7,622)	(8,365)	(8,214)	(24,875)	(27,188)
Loss on sales of vessels (4)	(7,926)	(142)	(7,903)	(12,495)	(14,323)
(Loss) income from operations	(13,734)	1,587	(3,207)	(1,406)	86,565

Interest expense	(7,299)	(7,076)	(6,809)	(21,681)	(22,421)
Interest income	305	360	18	744	70
Realized and unrealized gain (loss)
on derivative instruments (5)	390	(1,560)	3,629	(709)	(7,902)
Equity (loss) income (6)	(274)	(28,027)	567	(27,174)	6,416
Other expense	(1,768)	(2,761)	562	(5,918)	(3,985)
Net (loss) income	(22,380)	(37,477)	(5,240)	(56,144)	58,743

(Loss) earnings per share attributable
to shareholders of Teekay Tankers
- Basic	(0.12)	(0.21)	(0.03)	(0.31)	0.35
- Diluted	(0.12)	(0.21)	(0.03)	(0.31)	0.35

Weighted-average number of total common
shares outstanding
- Basic	179,224,094	179,197,658	170,059,360	178,853,698	169,967,796
- Diluted	179,224,094	179,197,658	170,059,360	178,853,698	170,233,915

(1)
Prior to May 31, 2017, the Company owned 50 percent of Teekay Tanker Operations Ltd. (or TTOL) and accounted for this investment using the equity method of accounting. The Company acquired the remaining 50 percent of TTOL on May 31, 2017 from Teekay, resulting in the Company owning 100 percent of TTOL and consolidating its results. Periods prior to May 31, 2017 have been recast to include 100 percent of TTOL results on a consolidated basis in accordance with common control accounting as required under GAAP. The impact of this recasting is referred to herein as the Entities under Common Control and such amounts are summarized for the respective periods in Appendix A.

(2)
Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $17.0 million, $15.0 million and $8.5 million for the three months ended September 30, 2017, June 30, 2017 and September 30, 2016, respectively, and $52.4 million and $23.7 million for the nine months ended September 30, 2017 and 2016, respectively.

(3)	Other revenues include lightering support and LNG services revenue, and pool management fee and commission revenues earned from TTOL.

(4)
In September 2017, the Company completed the sale of one Aframax tanker, the Kanata Spirit, and agreed to sell another Aframax tanker, the Kareela Spirit, for aggregate proceeds of $12.7 million, resulting in the recognition of an aggregate write-down of $7.9 million in the three months ended September 30, 2017. In March 2017, the Company agreed to sell an Aframax tanker, the Kyeema Spirit, for proceeds of $7.5 million, resulting in the recognition of a write-down of $2.6 million in the first quarter of 2017. The sale completed in June 2017 and the Company recognized a loss on the sale of vessel of $0.2 million. In February 2017, the Company delivered the Yamuna Spirit, a Suezmax tanker, to its new owner and the Company recognized a loss on sale of the vessel of $1.5 million in the first quarter of 2017.

(5)
Includes realized losses and gains relating to interest rate swaps, a time-charter swap agreement and forward freight agreements entered into by the Company. For the three months ended September 30, 2017, June 30, 2017 and September 30, 2016, the Company recognized realized losses on its interest rate swaps of $0.2 million, $0.3 million and $1.3 million, respectively, and $0.9 million and $12.1 million for the nine months ended September 30, 2017 and 2016, respectively. The Company recognized realized gains relating to its time-charter swap agreement of $0.4 million and $1.1 million for the three months ended June 30, 2017 and September 30, 2016, respectively, and $1.1 million and $1.2 million for the nine months ended September 30, 2017 and 2016, respectively. The Company also recognized realized gains of $0.2 million and $0.1 million for the three months ended September 30, 2017 and June 30, 2017, respectively, and $0.3 million for the nine months ended September 30, 2017, relating to its forward freight agreements.

(6)
Included in equity (loss) income are the Company’s 50 percent interest in the High-Q joint venture (High-Q), which owns one VLCC tanker, its 50 percent interest in Gemini Tankers L.L.C., and its proportionate 11.3 percent share of earnings from its investment in TIL. In the three months ended June 30, 2017 and in the nine months ended September 30, 2017, the Company also recognized an impairment of $28.1 million on its investment in TIL, as explained in (i) below.

Components of equity (loss) income are detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2017	2017	2016	2017	2016
High-Q Joint Venture	788	756	894	2,337	3,425
Tanker Investments Ltd.	(1,064)	(653)	(325)	(1,384)	3,181
Impairment of
Tanker Investments Ltd. (i)	—	(28,124)	—	(28,124)	—
Gemini Tankers L.L.C.	2	(6)	(2)	(3)	(190)
Total equity (loss) income	(274)	(28,027)	567	(27,174)	6,416

(i) As part of the accounting for the proposed TIL merger, GAAP treats the Company's existing equity investment in TIL as being disposed of at its existing fair value and concurrently repurchased at such fair value, which is included in the cost of the acquisition of the 100% controlling interest in TIL. As a result of the expected merger between Teekay Tankers and TIL, it was determined that recovery of the carrying value of the Company's investment in TIL prior to closing of the merger would be unlikely. Consequently, a non-cash impairment of $28.1 million was required under GAAP to be recognized in the three months ended June 30, 2017 based on the difference between the carrying value of the investment at June 30, 2017 and its fair value based on the TIL share price on that date.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	September 30,	June 30,	December 31,
	2017	2017	2016
	(unaudited)	(unaudited)	(unaudited)(1)
ASSETS
Cash and cash equivalents	60,606	87,255	94,157
Restricted cash	1,645	1,380	750
Pool receivable from affiliates	8,673	9,084	24,598
Accounts receivable	22,484	18,187	33,789
Vessels held for sale	6,400	—	33,802
Due from affiliates	33,314	46,306	48,714
Current portion of derivative asset	233	116	875
Prepaid expenses	15,832	16,664	21,300
Restricted cash - long-term	2,672	—	—
Vessels and equipment – net	1,283,989	1,554,055	1,605,372
Vessels related to capital leases – net (2)	230,696	—	—
Investment in and advances to equity accounted
investments	42,927	43,201	70,651
Derivative assets	3,022	2,920	4,538
Intangible assets – net	15,262	16,044	17,658
Other non-current assets	139	155	107
Goodwill	8,059	8,059	8,059
Total assets	1,735,953	1,803,426	1,964,370

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	40,109	35,410	43,069
Current portion of long-term debt	159,087	150,254	171,019
Current portion of derivative liabilities	81	265	1,108
Current obligation related to capital leases	7,098	—	—
Deferred revenue	2,955	6,174	4,455
Due to affiliates	14,293	31,993	36,299
Long-term debt	486,818	671,532	761,997
Long-term obligation related to capital leases	143,858	—	—
Other long-term liabilities	19,226	17,829	13,683
Equity	862,428	889,969	932,740
Total liabilities and equity	1,735,953	1,803,426	1,964,370

(1)	See note 1 to the Summary Consolidated Statements of (Loss) Income.

(2)
As was described in the Company's second quarter of 2017 earnings release, the Company had expected to recognize in the third quarter an accounting write-down as a result of the completion of the sale-leaseback transaction. However, as the leasing company structured the leases utilizing special purposes entities, the Company is required to consolidate those entities under US GAAP, and as a result no loss was recognized.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Nine Months Ended
	September 30,	September 30,
	2017	2016
	(unaudited)(1)	(unaudited)(1)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(56,144)	58,743
Non-cash items:
Depreciation and amortization	73,652	78,576
Loss on sales of vessels and asset impairment	12,495	14,323
Unrealized loss on derivative instruments	1,268	(3,021)
Equity income	27,174	(6,416)
Other	8,827	7,343
Change in operating assets and liabilities	6,118	37,562
Expenditures for dry docking	(6,448)	(6,477)
Net operating cash flow	66,942	180,633

FINANCING ACTIVITIES
Proceeds from long-term debt, net of issuance costs	14,919	875,467
Repayments of long-term debt	(82,054)	(119,252)
Prepayment of long-term debt	(222,302)	(957,541)
Proceeds from financing related to sales and leaseback of vessels	153,000	—
Scheduled repayments of capital lease obligations	(2,312)	—
Increase in restricted cash	(2,672)	—
Return of capital to Teekay Corporation from TTOL prior to acquisition (1)	—	(15,000)
Cash dividends paid	(15,302)	(42,159)
Proceeds from equity offerings, net of offering costs	13,565	—
Other	(241)	(744)
Net financing cash flow	(143,399)	(259,229)

INVESTING ACTIVITIES
Proceeds from sales of vessels	45,859	14,078
Expenditures for vessels and equipment	(3,503)	(6,728)
Loan repayments from equity accounted investment	550	2,500
Net investing cash flow	42,906	9,850

Decrease in cash and cash equivalents	(33,551)	(68,746)
Cash and cash equivalents, beginning of the period	94,157	156,520
Cash and cash equivalents, end of the period	60,606	87,774

(1)	See note 1 to the Summary Consolidated Statements of (Loss) Income.

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net (Loss) Income
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	September 30, 2017		September 30, 2016
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net loss - GAAP basis	(22,380)	($0.12)	(5,240)	($0.03)
Subtract:
Net income attributable to the Entities under Common Control (2)	—	—	(217)	—

Net loss attributable to shareholders of Teekay Tankers	(22,380)	($0.12)	(5,457)	($0.03)

Add specific items affecting net loss:
Loss on sales of vessels	7,926	$0.04	7,903	$0.05
Unrealized gain on derivative instruments (3)	(310)	—	(3,810)	($0.03)
Other (4)	798	—	(111)	—
Total adjustments	8,414	$0.04	3,982	$0.02
Adjusted net loss attributable to shareholders of Teekay
Tankers	(13,966)	($0.08)	(1,475)	($0.01)

(1)	Basic per share amounts.

(2)	See note 1 to the Summary Consolidated Statements of (Loss) Income included in this release for further details.

(3)
Reflects unrealized losses due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps, a time-charter swap and a TIL common stock purchase warrant.

(4)	The amounts for the three months ended September 30, 2017 and 2016 include the unrealized derivative gains and losses in joint ventures and foreign exchange gains and losses.

Teekay Tankers Ltd.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Free Cash Flow
(in thousands of U.S. dollars, except share data)

	Three Months Ended
	September 30, 2017	September 30, 2016
	(unaudited)	(unaudited)

Net loss - GAAP basis	(22,380)	(5,240)
Subtract:
Net income attributable to the Entities under Common Control (1)	—	(217)
Net loss attributable to shareholders of Teekay Tankers	(22,380)	(5,457)

Add:
Depreciation and amortization	24,328	25,888
Proportionate share of free cash flow from equity accounted investments	1,364	2,227
Loss on sales of vessels	7,926	7,903
Equity loss	274	—
Other	745	934

Less:
Equity income	—	(1,045)
Unrealized gain on derivative instruments	(310)	(3,810)

Free cash flow	11,947	26,640

Weighted-average number of common shares outstanding for the period	179,224,094	170,059,360

(1) See note 1 to the Summary Consolidated Statements of (Loss) Income included in this release for further details.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Consolidated
(in thousands of U.S. dollars)

	Three Months Ended
	September 30, 2017	June 30, 2017	September 30, 2016
	(unaudited)	(unaudited)	(unaudited)
(Loss) income from vessel operations - GAAP basis	(13,734)	1,587	(3,207)
Depreciation and amortization	24,328	24,415	25,888
Loss on sales of vessels	7,926	142	7,903
CFVO – Consolidated	18,520	26,144	30,584
Less: CFVO attributable to the Entities under Common Control	—	(818)	(586)
CFVO – Equity Investments (See this Appendix C)	2,031	2,655	2,849
Total CFVO	20,551	27,981	32,847

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Equity Accounted Investments
(in thousands of U.S. dollars)

	Three Months Ended
	September 30, 2017		June 30, 2017		September 30, 2016
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion (1)	100%	Portion (1)	100%	Portion (1)
Revenues	24,861	4,144	28,825	4,578	30,000	4,729
Vessel and other operating expenses	(16,463)	(2,113)	(17,600)	(1,923)	(16,404)	(1,880)
Depreciation	(9,740)	(1,422)	(9,572)	(1,403)	(9,713)	(1,420)
Income from vessel operations of equity accounted investments	(1,342)	609	1,653	1,252	3,883	1,429
Interest expense	(4,740)	(686)	(4,809)	(692)	(4,984)	(706)
Realized and unrealized (loss) gain on derivative instruments	(2)	(1)	(37)	(19)	182	91
Other	(1,756)	(199)	(244)	(20)	522	101
Equity (loss) income of equity accounted vessels	(7,840)	(277)	(3,437)	521	(397)	915

(Loss) income from vessel operations of equity accounted investments	(1,342)	609	1,653	1,252	3,883	1,429
Depreciation and amortization	9,740	1,422	9,572	1,403	9,713	1,420
Cash flow from vessel operations of equity accounted investments	8,398	2,031	11,225	2,655	13,596	2,849

(1) The Company’s proportionate share of its equity accounted vessels and other investments ranges from 11.3 percent to 50 percent.

Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the timing and completion of the merger with TIL; the expected benefits of the merger, including the expected impact on the Company’s market position, fleet size, earnings per share, balance sheet strength, fleet age, cash break-even, cost savings and future results; crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, the estimated slowdown of growth in the world tanker fleet, the amount of tanker scrapping, estimated growth in global oil demand and supply, tanker fleet utilization, crude oil tanker demand, future tanker rates and impact of potential cancellation of newbuilding contracts; expected delivery on sale of an Aframax tanker; Huber Capital’s expected vote in relation to the TIL merger; and the potential for repurchases of Teekay Tankers’ common shares under the Company’s share repurchase program. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; increased costs; failure to satisfy the closing conditions of the merger with TIL, including obtaining the required approvals from the Teekay Tankers and TIL shareholders; failure to successfully integrate TIL into the Company and realize the expected benefits and synergies from the combined company; a delay in, or a failure to complete, the sale of an Aframax tanker; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2016. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
Information about the Merger and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of Tanker Investments Ltd. (TIL) and Teekay Tankers Ltd. (Teekay Tankers). In connection with the proposed merger, Teekay Tankers has filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC), including a joint proxy statement of Teekay Tankers and TIL that also constitutes a prospectus of Teekay Tankers. Teekay Tankers and TIL each mailed the joint proxy statement/prospectus to its respective shareholders. The joint proxy statement/prospectus contains important information about the proposed merger and related matters. SHAREHOLDERS OF TEEKAY TANKERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TEEKAY TANKERS, TIL AND THE MERGER. Shareholders will be able to obtain copies of the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by Teekay Tankers for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Teekay Tankers also can be obtained free of charge on Teekay Tankers’ corporate website at www.teekaytankers.com or by contacting Teekay Tankers’ Investor Relations Department by telephone at (604) 844-6654 or by mail to Teekay Tankers, Attention: Investor Relations Department, 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda.
Participants in the Solicitation
This communication is not a solicitation of proxies in connection with the proposed merger and the proposed amendment to Teekay Tankers’ Amended and Restated Articles of Incorporation (the Charter Amendment). However, Teekay Tankers and its directors and executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from Teekay Tankers’ shareholders in respect of the proposed merger and Charter Amendment. Information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus relating to the proposed merger and Charter Amendment when it becomes available and is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.